Exhibit 99.1

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES DIRECTOR NOMINEES

FOR UPCOMING SHAREHOLDER MEETING

March 27, 2026, THOUSAND OAKS, California – Kolibri Global Energy Inc. (the Company or Kolibri) (TSX: KEI, NASDAQ: KGEI), today announces that, following thoughtful consideration, the board of directors of Kolibri, or the Board, have resolved to nominate the individuals proposed by Tetragon Partners UK LLP for election to the Board by the shareholders of the Company at the Company’s upcoming annual general meeting of shareholders, or the Meeting, which is expected to be held on May 4, 2026. The management nominees in respect of the Meeting will be existing directors David Neuhauser and Wolf Regener (CEO), as well as Glen Brown, Lee Canaan and Murray Grigg.

Current directors Evan Templeton (Chairman), Douglas Urch, and Leslie O’Connor will not stand for re-election at the Meeting. The Company sincerely thanks them for their substantial contributions to its success during their tenures and wishes them continued success in their future endeavors. Mr. Templeton has committed to assisting the Board with transitional matters as necessary over the course of the coming months.

The Company looks forward to welcoming Glen Brown, Lee Canaan and Murray Grigg to the Board and working together to advance the Company’s strategic objectives.

Additional details regarding the management nominees will be set out in the Company’s management information circular to be mailed to shareholders in connection with the Meeting in the coming weeks. A copy of the management information circular will be available under the Company’s SEDAR+ profile at www.sedarplus.ca.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the expected timing of the Meeting and the election of the proposed directors at the Meeting.

Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that the Company will hold the Meeting when anticipated and that the proposed directors will be elected by shareholders at the Meeting.

Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that the Company will be unable to hold the Meeting when anticipated, or at all, that the proposed directors will not be elected by shareholders at the Meeting, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedarplus.ca , any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.